EXHIBIT 77C

                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS


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A Special  Meeting of  Shareholders of Templeton  Variable  Annuity  Fund (the
"Fund") was held on February 3, 1998, for the purpose of approving an Agreement and Plan of Reorganization between the Fund and Templeton Variable Products Series Fund, on behalf of Templeton Stock Fund, that provides for the acquisition of substantially all of the assets of the Fund in exchange for shares of the Templeton Stock Fund- Class I shares; and in their discretion, to authorize the proxyholders to vote upon such other matters which may legally come before the meeting or any other adjournment thereof.

With respect to the Agreement and Plan of Reorganization between the Fund and Templeton Variable Products Series Fund, on behalf of Templeton Stock Fund shareholders voted as follows:

                  For:           721,463.152
                  Against:        60,913.007
                  Abstain:         8,701.858